421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

January 10, 2020

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc.

Registration Statement on Form S-4
Filed on December 2, 2019
File No. 333-235313

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 27, 2019, with respect to the Company’s Registration Statement on Form S-4, File No. 333-235313, filed with the Commission on December 2, 2019 (the “Registration Statement”). In connection with this letter, we are filing today an amendment to the Registration Statement (“Amendment No. 1”) via EDGAR and are concurrently providing certain information responsive to Comments 1, 2, 28 and 29 in a separate letter to the Staff (the “Supplemental Letter”). We are also separately furnishing to the Staff six courtesy copies of Amendment No. 1, marked to show the changes made to our disclosures since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus

Business Overview, page 1

1.

We note your use of industry data in various statements here and elsewhere in your prospectus. Please revise to disclose your support for these statements, including the names and dates of third party sources. The following are examples of these statements.

Securities and Exchange Commission

January 10, 2020

●	Howard County has the highest oil mix percentage and margins across the Midland Basin with the most rapid growth in oil volumes of all the major counties in the Midland Basin.

●

Horizontal production in Howard County has the highest percentage of oil content and the highest oil production compounded annual growth rate, beginning in the fourth quarter of 2014 through the second quarter of 2019, of any county in the Midland Basin.

●

Over the past five years, Howard County has been a key driver in the overall growth of the Permian Basin oil output. From September 30, 2014 to June 30, 2019, Howard County’s oil production grew at a compounded annual growth rate of approximately 45%, greater than any of the other six major Midland Basin counties over the same time period.

We also note your statement that Pure decided to focus on the Midland Basin and specifically the Howard County area of the Midland Basin due to its superior economics. Please disclose the basis for this statement or state that it is Pure’s belief.

RESPONSE:     We have revised the Registration Statement to disclose our support for the statements cited in the Staff’s comment, including the names and dates of third party sources. Please see pages 1, 2, 147 and 148 of Amendment No. 1. In addition, we have provided further detail relating to such third party information to the Staff under separate cover of the Supplemental Letter.

Organizational Structure, page 14

2.

Please provide us with organizational charts, illustrating all of the relationships, affiliates, and entities under common control, before and just after the offering, among and between all of the entities mentioned in your summary on page x.

RESPONSE:     We advise the Staff that HPK LP was formed to issue equity interests to achieve a business combination between HighPeak I and HighPeak II. The entities are affiliated, but not under common control because no entity has a controlling financial interest in HighPeak I and HighPeak II. We have provided the requested organizational charts to the Staff under separate cover of the Supplemental Letter.

Accounting Treatment, page 18

3.

We note your use of “HPK” as the proposed ticker symbol for your NYSE listing. Please consider revising your use of HPK as your reference to HPK Energy, LP to clarify the difference between the two entities.

RESPONSE:     We have revised the Registration Statement throughout to clarify the difference between the two entities. See, for example, the defined term for each such entity included on pages vi and vii of Amendment No. 1.

Securities and Exchange Commission

January 10, 2020

Risk Factors

Risks Related to HighPeak Energy and the Business Combination

The A&R Charter will designate the Court of Chancery of the State of Delaware, page 53

4.

We note that you disclose here and on page 183 that your exclusive forum provision will not apply to actions arising under the Exchange Act, but will apply to actions arising under the Securities Act. Please revise your prospectus to clarify that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please ensure that your A&R Charter states clearly, in Article 8, that the provision does not apply to actions arising under the Exchange Act.

RESPONSE:     We have revised the Registration Statement to clarify that there is uncertainty as to whether a court would enforce our exclusive forum provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please see page 53 of Amendment No. 1. Further, we advise the Staff that the exclusive forum provision contained in Article 8 of the A&R Charter provides an exception to the designation of the Court of Chancery as the exclusive forum for “any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.” Accordingly, the provision does not designate the Court of Chancery as the exclusive forum for any derivative action or other claim for which the applicable statute creates exclusive jurisdiction in another forum, such as the Exchange Act, or for which the Court of Chancery otherwise does not have subject matter jurisdiction. We believe that the language above clearly states that the exclusive forum designation would not apply to actions for which the Exchange Act creates exclusive federal jurisdiction.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet at September 30, 2019, page 65

5.

We note that column (b) includes the historical balance sheet of HighPeak and column (c) includes the historical balance sheet of HighPeak II. Please revise your disclosure to clarify which legal entities each of these columns represent, also to identify the accounting acquirer in your reverse merger, and to explain your rationale in making that determination. Please disaggregate and provide separate pro forma adjustments and explanations about how you are depicting the acquisitions of each entity, including any fair value and carry-over basis determinations.

RESPONSE:     We have revised the Registration Statement to clarify that column (b) relates to HighPeak I and column (c) relates to HighPeak II. See pages 62, 63, 64, and 65 of Amendment No. 1. We advise the Staff that HighPeak I and HighPeak II, as presented in columns (b) and (c) of the revised disclosure, are defined terms and the full names of the specific legal entities are included in the “Certain Defined Terms” section on page vii of Amendment No. 1 to refer to HighPeak Energy, LP and HighPeak Energy II, LP, respectively. We have also revised the Registration Statement to disaggregate and provide separate pro forma adjustments and explanations about how we are depicting the acquisitions of each entity. See adjustment (f) in Note 2 to the unaudited pro forma condensed combined consolidated balance sheet included on page 69 of Amendment No. 1.

Securities and Exchange Commission

January 10, 2020

In addition, we have revised the Registration Statement to identify the accounting acquirer in our reverse merger and to explain our rationale in making that determination. See page 60 of Amendment No. 1.

6.

We note column (e) includes adjustments for cash inflows associated with the PIPE investments and forward purchase agreement. Given the uncertainty that you express on page 26, over whether you will be able to obtain the PIPE investment of $200 million, it appears this does not presently meet the factually supportable criteria described in Rule 11-02(b)(6) of Regulation S-X. Unless you secure the investment agreements needed to resolve this uncertainty prior to requesting an effective date for your registration statement, you would need to remove the item from your pro forma presentation and revise all related disclosures throughout your filing accordingly.

RESPONSE:     We advise the Staff that we anticipate entering into definitive Subscription Agreements with the PIPE Investors for an aggregate $200 million prior to requesting effectiveness of the Registration Statement. Following entry into such definitive Subscription Agreements, we expect (i) to file an amendment to the Registration Statement to remove the uncertainty currently expressed regarding whether we will be able to obtain the PIPE Investment and (ii) that at the time of filing such amendment, the PIPE Investment will meet the factually supportable criteria described in Rule 11-02(b)(6) of Regulation S-X. In the event we are unable to enter into definitive Subscription Agreements for an aggregate $200 million prior to requesting effectiveness of the Registration Statement, we hereby advise the Staff that we will either remove the pro forma assumptions relating to the PIPE Investment throughout the Registration Statement or will otherwise revise such assumptions so that they meet the factually supportable criteria described in Rule 11-02(b)(6) of Regulation S-X.

7.

Please expand your disclosures to clarify how the $150 million adjustment associated with the forward purchase agreement is being funded and appropriately depicts what appears to be described as a transaction between a parent and its subsidiary, two entities within the group to be consolidated, as the funds are not apparent on the historical balance sheet utilized in your presentation.

RESPONSE:     We have revised the Registration Statement to clarify how the $150 million adjustment associated with the forward purchase agreement is being funded. Specifically, we have disclosed that purchases of forward purchase securities by HPEP II pursuant to the Forward Purchase Agreement are expected to be funded with cash capital contributions to be made to HPEP II by its partners. See page 69 of Amendment No. 1. Accordingly, the cash to be used for purchases under the Forward Purchase Agreement was not on HPEP II’s balance sheet as of September 30, 2019. Such capital contributions are expected to be made pursuant to commitments currently in place or expected to be in place prior to requesting effectiveness of the Registration Statement. Additionally, although all material subsidiaries of HPEP II as of September 30, 2019 are included in the pro forma consolidated group, HPEP II will not itself be included in the consolidated group.

Securities and Exchange Commission

January 10, 2020

8.

We note that Pure may be able to consummate the business combination even though a substantial number of its public stockholders have already elected to redeem their shares provided that redemptions do not cause its net tangible assets to be less than $5,000,001. We understand that your illustrative redemption scenario is based on an analysis of initial business combinations completed by other blank check companies since 2013. However, since your transaction is structured in such a manner that significantly different results may occur, you should include pro forma presentations that give effect to the range of reasonably possible results, including a maximum redemption scenario, to comply with Rule 11-02(b)(8) of Regulation S-X. If some public stockholders have already elected redemptions, it appears you would also need to revise the no-redemption scenario to reflect these elections.

RESPONSE:     We have revised the Registration Statement to include a “maximum redemption scenario” that contemplates the maximum number of redemptions that we anticipate may be funded while still permitting us to meet the minimum $275 million Available Liquidity closing condition under the HPK Business Combination Agreement. See specifically the section of Amendment No. 1 entitled “Unaudited Pro Forma Condensed Combined Consolidated Financial Information of HighPeak Energy,” beginning on page 60 of Amendment No. 1 and the related disclosures throughout Amendment No. 1. As disclosed in the Registration Statement, this calculation of minimum Available Liquidity assumes that all other assumptions set forth under “Certain Defined Terms” are accurate, other than the assumption that no additional public shareholders elect to have their shares redeemed, and that a borrowing base of $250 million will be available under the RBL Facility. Although we anticipate that the terms of our RBL Facility will be substantially negotiated prior to the effectiveness of the Registration Statement, we do not anticipate signing our RBL Facility until the closing of the business combination. We have disclosed that if the borrowing base available under the RBL Facility were to decrease, the maximum number of shares that may be redeemed would also decrease. The remaining significant sources of capital included in the calculation of minimum Available Liquidity will be committed prior to the effectiveness of the Registration Statement and we have made reasonable estimates with respect to the other components of the calculation of minimum Available Liquidity. We have also revised the "no redemption" scenario to clarify that it already takes into account the shares redeemed in connection with the Extension, and accordingly have renamed such scenario as the "no additional redemption" scenario.

9.

We note that it is a condition to closing under the HPK Business Combination Agreement that HighPeak Energy shall have not less than $275 million of Available Liquidity, including amounts available under any debt facility, such as the anticipated RBL Facility. Please include a note to your maximum redemption scenario to explain how you expect to meet the condition of Available Liquidity if Pure’s net tangible assets are $5,000,001 after redemption. Please discuss the implications of not having a definitive credit facility in place, as it relates not only to this closing condition, but also with regard to the viability of the pro forma scenario and the requirement that all adjustments be factually supportable.

Securities and Exchange Commission

January 10, 2020

RESPONSE: We have revised the Registration Statement to disclose the assumption of $250 million of available borrowing capacity under the RBL Facility in order to meet the requirement to maintain $275 million of Available Liquidity. See the discussion of the maximum redemption scenario included in the description of adjustment (m) to the pro forma balance sheet in Note 2 to the unaudited pro forma condensed combined consolidated financial information on page 70 of Amendment No. 1. As disclosed above and in Amendment No. 1, although we anticipate that the terms of our RBL Facility will be substantially negotiated prior to the effectiveness of the Registration Statement, we do not anticipate signing our RBL Facility until the closing of the business combination. Our pro forma financial information does not include any adjustments related to the RBL Facility, as we anticipate having the necessary funding sources to close the Transactions from financing sources that will be committed as of the effectiveness of the Registration Statement and funds from the trust that would be available under the maximum redemption scenario. The only place in which the RBL Facility is implicated in the pro forma financial information is in connection with calculating the maximum redemptions permitted that would allow us to still meet the minimum $275 million Available Liquidity closing condition under the HPK Business Combination Agreement.

10.

We note that certain pro forma adjustments are presented net on the face of the pro forma balance sheet, without further details in the notes. For example, adjustment (n) reflects a net increase to cash of $37.9 million and the related note does not include the individual figures that comprise the net amount. Please separately identify the components of all pro forma adjustments in the related notes.

RESPONSE:     We have revised the Registration Statement to separately identify the components of all pro forma adjustments in the related notes. See pages 69 and 70 of Amendment No. 1.

11.	We note that certain events subsequent to September 30, 2019 do not appear to have been considered in formulating your pro forma adjustments including:

●	In October 2019, 3.6 million shares of Class A Common Stock were redeemed for a total value of $36.8 million and 248,000 public warrants were tendered and accepted for payment on October 16, 2019;

●

The Sponsor agreed to loan an amount equal to $0.033 for each share of Class A Common Stock issued in the IPO that was not redeemed in connection with the stockholder vote to approve the Extension, for each month that is needed by Pure to complete the Initial Business Combination; and

●	Additional investments in HPK by the HPK Contributors prior to the business combination closing.

Please revise your presentation as necessary to address each of these matters, and to clarify how the effects are depicted in your pro forma financial statements.

RESPONSE:     We have revised the Registration Statement as necessary to address each of these matters, and to clarify how the effects are depicted in our pro forma financial statements. See pages 69 and 70 of Amendment No. 1.

Securities and Exchange Commission

January 10, 2020

Adjustment (f), page 69

12.

We note your disclosure indicating that total consideration for the Target Assets is $453.7 million and relates to 35 million shares of HighPeak Energy common stock to be issued to the HPK contributors. Please reconcile the 35 million shares to the summary of terms on page x, which indicates 71.150 million shares (adjusted to 87.484 million shares) are to be issued to the HPK contributors.

RESPONSE:     The disclosure in adjustment (f) to the pro forma balance sheet has been revised to reflect approximately 87.5 million shares of HighPeak Energy common stock to be issued to the HPK Contributors. See page 69 of Amendment No. 1.

Adjustment (g), page 69

13.

We note that Pure Acquisition Corp has $423.9 million of Cash and marketable securities held in a Trust Account as of September 30, 2019. Please expand your disclosure to clarify how you determined that $377.7 million was available for use in connection with the business combination.

RESPONSE:     We have revised the Registration Statement to disclose that the $377.7 million available for use in connection with the business combination is net of previous redemptions of $36.8 million in connection with the Extension on October 10, 2019. See amendment (g) to the pro forma balance sheet on page 70 of Amendment No. 1.

Note 3. Pro Forma Earnings per Share, page 70

14.

Please reconcile the number of Pro Forma basic weighted average shares outstanding of 188,806,000 to the details in the organizational chart on page 17, which indicate the aggregate number of common shares held by each of the five ownership groups holding interests in HighPeak Energy Inc. is 185,640,280.

RESPONSE:     The disclosure has been revised to reflect 185,640,280 Pro Forma basic weighted average shares outstanding. See pages 70 and 71 of Amendment No. 1.

15.

With respect to the 101,000,000 million Other Exchanged Shares in your tabular calculation of pro forma shares outstanding, please disaggregate to correlate with the ownership groups identified in your organizational chart on page 17.

RESPONSE:     We have revised the Registration Statement to disaggregate the Other Exchanged Shares in our tabular calculation of pro forma shares outstanding to correlate with the ownership groups identified in our organization chart on page 17 of Amendment No. 1. Please see pages 70 and 71 of Amendment No. 1.

Securities and Exchange Commission

January 10, 2020

Note 4. Supplementary Disclosure of Oil and Natural Gas Operations

Oil and Natural Gas Reserve Quantities, page 72

16.

The natural gas, natural gas liquids and total equivalent production figures used in the reconciliation of the changes in total proved reserves appear to be inconsistent with the comparable figures disclosed on pages 6 and 157. Revise the disclosure to resolve the apparent inconsistencies or tell us why a revision is not needed.

RESPONSE:     We have revised the Registration Statement to resolve inconsistencies within the disclosures. Please see pages 6, 72, 73 and 157 of Amendment No. 1

17.

The discussion of the changes that occurred in total proved reserves indicates the line item entry representing revisions in the previous estimates of reserves is the result of an aggregation of several separate and unrelated factors, e.g. increased drilling activity, improved well performance, and use of a 3-stream versus 2-stream model.

Expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5. This comment also applies to the disclosure of the changes in proved undeveloped reserves presented on page 155. Refer to Item 1203(b) of Regulation S-K.

RESPONSE:     We have revised the Registration Statement to separately identify and quantify the net amounts attributable to each factor so that the changes in net total reserves and proved undeveloped reserves is fully explained. Please see pages 73 and 155 of Amendment No. 1.

Proposal No. 1 - The Business Combination Proposal

Background of the Business Combination, page 101

18.

We note your disclosure that business combination transactions with other potential targets were ultimately not pursued for a variety of reasons, including their economic profiles and limited potential returns. We also note you conducted and engaged in material discussions, due diligence and/or negotiations with at least 25 target opportunities in various geographies. Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, and the reasons they were not pursued.

RESPONSE:     We have revised the Registration Statement to discuss in greater detail these other potential targets, including their size and material attributes, and the criteria used in ultimately determining they should not be pursued. See page 101 of Amendment No. 1.

Securities and Exchange Commission

January 10, 2020

19.

We note your disclosure that the Deal Team’s initial written non-binding offer to purchase and combine Grenadier included a total proposed consideration for the Grenadier Assets of $650 million. Please revise to discuss how the Deal Team determined the initial proposed consideration amount.

RESPONSE:     We have revised the Registration Statement to discuss how the Deal Team determined the initial proposed consideration amount. See page 102 of Amendment No. 1.

20.

We note that the Deal Team initially proposed a total enterprise value for the combined company of $1.9 billion to the Pure Special Committee for purposes of valuing the equity to be issued in connection with the business combination. We further note that this proposed amount was reduced to $1.575 billion based on counteroffers from the Pure Special Committee and Grenadier. Please revise to discuss how the Deal Team determined the combined company’s enterprise value.

RESPONSE:     We have revised the Registration Statement to discuss how the Deal Team determined the combined company’s enterprise value. See page 105 of Amendment No. 1.

21.

We note your disclosure on page 103 that Pure’s Board authorized the Special Committee to hire a financial advisor to provide a fairness opinion and your disclosure on pages 108 and 110 that the Pure Special Committee and Pure Board consulted with financial advisors in approving the terms and conditions of the Business Combination and recommending approval of Pure’s stockholders, although they ultimately elected not to seek a fairness opinion. Please clarify the role of the financial advisor and describe the financial analyses discussed by the Pure Special Committee with its financial advisor at the meetings held on each of October 28, 2019, November 3, 2019, November 6, 2019, and November 21, 2019. Information about any reports, opinions or appraisals that are materially related to the business combination and referred to in the registration statement is required to be disclosed in the registration statement. Refer to Item 1015(b)(6) of Regulation M-A. Please also discuss when the Pure Special Committee determined not to seek a fairness opinion and how it determined that this business combination was fair to Pure’s stockholders from a financial point of view. While a fairness opinion is not required, please tell us what consideration you have given to risk factor disclosure regarding the absence of a fairness opinion.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure on pages 105, 106 and 107 of Amendment No. 1 in order to clarify the role of the financial advisor and describe the financial analyses discussed by the Pure Special Committee with its financial advisor at the meetings held on each of October 28, 2019, November 3, 2019, November 6, 2019 and November 21, 2019. Please see page 107 of Amendment No. 1, which includes additional disclosure regarding the Pure Special Committee’s determination not to seek a fairness opinion, and how the Pure Special Committee made the determination that the business combination was fair to Pure’s stockholders from a financial perspective. Lastly, we direct the Staff’s attention to the additional risk factor we have added on page 49 of Amendment No. 1 regarding the absence of a fairness opinion.

Securities and Exchange Commission

January 10, 2020

The Pure Board’s Reasons for the Approval of the Business Combination, page 108

22.

Describe for us, in reasonable detail, the factors that result in an increase in average daily net production from the 8,394 Boe/d for the three months ended September 30, 2019 to the anticipated net production of approximately 12,000 Boe/d as of the end of 2019.

RESPONSE:     We advise the Staff that a variety of factors resulted in the increase in average daily net production from the 8,394 Boe/d for the three months ended September 30, 2019 to the anticipated net production of approximately 12,000 Boe/d as of the end of 2019 disclosed in the Registration Statement. We further advise the Staff our actual average daily net production for the last full week of December was approximately 12,300 Boe/d, which is consistent with the anticipated production disclosed in the Registration Statement.

Specifically, the increased production as of the end of 2019 resulted primarily from: (i) a number of wells being brought online during the third quarter of 2019 and ultimately reaching peak production levels during the fourth quarter of 2019, and additional wells being brought online during the fourth quarter of 2019 and (ii) the temporary curtailment and/or cessation of production from certain of our existing wells in the third quarter of 2019 due to our ongoing completion activities on neighboring tracts that resumed production in the fourth quarter of 2019. With respect to the first factor, we advise the Staff that 26 gross (13.2 net) wells were brought online between June 30, 2019 and December 31, 2019, including 12 (11.9 net) operated wells. With respect to the second factor, we advise the Staff that certain of our completion activities negatively impact production from wells on nearby acreage. As a means of avoiding such negative impact, we often temporarily cease production from neighboring wells and curtail production from certain additional nearby wells, but in each case the wells generally return to full production levels upon completion of such activities, which we anticipated occurring (and did occur) during the fourth quarter of 2019.

23.

Tell us if the production figures (MMBoe) presented on pages 111 through 113 for 2020, 2021 and 2022 represent the annual production for each year or the cumulative amount year-to-year. Also clarify for us if the production figures presented on pages 111 through 113 represent an aggregation of proved developed and unproved volumes. If so, tell us how these volumes relate to the figures for the “net resources” disclosed on page 113.

RESPONSE:     We advise the Staff that the production figures presented on pages 111 through 113 for 2020, 2021 and 2022 represent the annual production for each year. Further, we advise the Staff that the production figures presented on pages 111 through 113 represent an aggregation of proved developed and unproved volumes, which is the format that was provided to the Special Committee in connection with their consideration of the business combination. We have revised pages 111, 112 and 113 of Amendment No. 1 to disclose the percentages of such production attributable to proved developed and unproved volumes. We advise the Staff that the “net resources” disclosed on page 113 similarly include unproved volumes, as discussed further in our response to Comment No. 27 below.

Securities and Exchange Commission

January 10, 2020

24.

If the production figures do represent an aggregation of proved developed and unproved volumes, tell us how you considered the answer to question 105.01 in the Compliance and Disclosure Interpretations in presenting a single figure.

RESPONSE:     We advise the Staff that the information presented was the three years of production projections provided to the Special Committee in connection with their evaluation of the business combination. It does not appear that question 105.01 in the Compliance and Disclosure Interpretations would apply in this instance, as that guidance specifically applies to disclosures of reserve estimates. In this regard, we advise the Staff that we accordingly did take such guidance into consideration in our preparation of the related reserve and resource estimates contained in the Registration Statement. In addition, as noted above in our response to Comment 23, we have revised pages 111, 112 and 113 of Amendment No. 1 to disclose the percentages of such production attributable to proved developed and unproved volumes. Finally, we have revised the Registration Statement to remove the single figures representing the sums of proved developed and unproved volumes. See page 113 of Amendment No. 1.

25.	Expand your disclosure to discuss the risk factors that were applied to the unproved production volumes shown in the annual production figures presented on pages 111 through 113.

RESPONSE:     We advise the Staff that no additional risk factors were applied to the unproved production volumes shown in the annual production figures presented on pages 111 through 113. In response to the Staff’s comment, we have revised the Registration Statement to clarify the disclosure of such volumes accordingly and to include additional disclosure to discuss the uncertainty associated with unproved production volumes. See pages 48 and 112 of Amendment No. 1.

26.	Expand your disclosure to explain if the unproved PV-10 presented on page 113 is based on risk adjusted unproved volumes or if a risk factor was applied to directly to the PV-10 dollar amounts.

RESPONSE:     We advise the Staff that the unproved PV-10 presented on page 113 is not based on risk adjusted unproved volumes and that no additional risk factors were applied directly to the PV-10 dollar amounts. In response to the Staff’s comment, we have revised the Registration Statement to clarify the disclosure of such PV-10 and to include additional disclosure to discuss the uncertainty associated with unproved PV-10. See pages 48 and 113 of Amendment No. 1.

27.

You disclose that your resource estimates include quantities of oil and gas that are not yet classified as proved reserves and that the term “resource” is not intended to correspond to SEC definitions such as “probable” or “possible’ reserves. Expand your disclosure to explain the criteria you applied in determining your resource volumes. For example, do your resource volumes include estimates of reserves, contingent and/or prospective resources? If so, do they conform to the Society of Petroleum Engineers Petroleum Resource Management System classifications of reserves, contingent and/or prospective resources?

Securities and Exchange Commission

January 10, 2020

RESPONSE:     We have revised the Registration Statement to explain the criteria we applied in determining our “resource” estimates. See page 113 of Amendment No. 1. In this regard, we advise the Staff that we have removed the statement indicating that the term “resource” is not intended to correspond to the Commission’s definitions such as “probable” or “possible” reserves. The prospective resources are disclosed in the format in which they were provided to the Special Committee for consideration in connection with the business combination. In that presentation, the Deal Team had not originally prepared such estimates with the intention of disclosing them as probable or possible reserve volumes, primarily because the Deal Team had not aimed to differentiate the portion of such volumes that would meet the higher standard applicable “probable” reserves, and accordingly had not identified them as such in the Registration Statement. Nevertheless we believe that all of the associated volumes comply with the Commission’s definition for “probable” or “possible” reserves set forth in Rule 4-10 of Regulation S-X. Because we have not specifically identified which of such estimates may qualify as probable rather than possible reserves, we have not generally used such terms in the Registration Statement with respect to such volumes.

28.

Provide us with the individual grand summary tables for the total proved reserves, total proved developed reserves and total proved undeveloped reserves excerpted from the detailed reserves reports prepared by Cawley, Gillespie & Associates, Inc. as of August 1, 2019 and referenced as Exhibits 99.2, 99.3 and 99.3, respectively. Each grand summary table should depict in detail the annual forecast of the number of gross wells, production, costs and future net cash flows through the end of the economic life.

RESPONSE:     We have provided the detailed reserves reports containing the requested grand summary tables to the Staff under separate cover of the Supplemental Letter.

29.

Provide us with the annual forecast of the number of gross wells, production, costs and future net cash flows for the proved developed volumes and separately for the unproved volumes supporting the analysis presented on pages 111 through 113.

RESPONSE:     We have provided the requested annual forecast to the Staff under separate cover of the Supplemental Letter.

30.

Describe for us the reason(s) for significant differences, if any, between the forecasts prepared by Cawley, Gillespie & Associates, Inc. in the reserves reports as of August 1, 2019, and the corresponding forecasts used to support Pure Board’s approval of the Business Combination.

RESPONSE:     We advise the Staff that certain differences regarding assumptions used in the August 1, 2019 Cawley, Gillespie & Associates, Inc. report and the December 31, 2019 management reserve forecast report provided to the Special Committee were previously disclosed in the Registration Statement. We have further revised the Registration Statement to clarify certain additional differences between such reports. See page 112 of Amendment No. 1.

Securities and Exchange Commission

January 10, 2020

Unaudited Prospective Financial, Operating and Reserve Information, page 111

31.

Please revise to disclose the assumptions underlying your total production projections for each of the 2020, 2021 and 2022 fiscal years, including the estimated number of total wells to be online and production rates per day per well.

RESPONSE:     We have revised the Registration Statement to disclose the assumptions underlying our total production projections for each of the 2020, 2021 and 2022 fiscal years. See pages 111, 112 and 152 of Amendment No. 1.

Information about the Target Assets

Properties, page 150

32.

We note your disclosure that 86 horizontal wells have been drilled since January 1, 2015 through September 30, 2019. We further note your disclosure that you project 97 wells to be drilled across your target assets from January 1, 2018 through December 31, 2019. Please revise to clarify whether any of such 97 wells you project to be drilled across your target assets from January 1, 2016 through December 31, 2019 are included in the wells that have been drilled through September 30, 2019.

RESPONSE:     We have revised the Registration Statement to disclose the total number of horizontal wells drilled on the Target Assets from January 1, 2015 through December 31, 2019 and to remove the disclosure containing projections regarding the number of wells to be drilled across the Target Assets from January 1, 2018 through December 31, 2019. See page 150 of Amendment No. 1.

Internal Controls, page 154

33.

Expand your disclosure to include the qualifications of the technical person(s) within the third party engineering firms, e.g. Cawley, Gillespie & Associates, Inc. and Netherland, Sewell & Associates, Inc., responsible for overseeing the preparation of the estimates presented in the reserve reports filed as Exhibits 99.2 through 99.7, respectively. Refer to Item 1202(a)(7) of Regulation S-K.

RESPONSE:     We have revised the Registration Statement to include the qualifications of the technical person(s) within each third party engineering firm responsible for overseeing the preparation of the estimates presented in the reserve reports filed as Exhibits 99.2 through 99.7, respectively. Please see page 153 of Amendment No. 1.

Reserves Sensitivity, page 156

34.	Remove the reference to “potential” SEC pricing in the footnotes on page 157 and provide the underlying basis for the assumed prices used in the analysis. Refer to Item 1202(b)(3) of Regulation S-K.

RESPONSE:     We have revised the Registration Statement to remove the reference to “potential SEC pricing” in the footnotes on page 157 of Amendment No. 1 and to provide the underlying basis for the assumed prices used in the analysis. See page 156 of Amendment No. 1.

Securities and Exchange Commission

January 10, 2020

Reserves Sensitivity, page 156

35.	Expand your disclosure to clarify the extent that any proved undeveloped locations are scheduled to be drilled after the expiration of the related lease. Refer to Rule 4-10(a)(26) of Regulation S-X.

RESPONSE:     We have revised the Registration Statement as requested. See page 158 of Amendment No. 1.

Beneficial Ownership of Securities, page 202

36.

Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by each of HighPeak Energy Partners I, LP, HighPeak Energy Partners II, LP, HighPeak Energy Partners III, LP, and Grenadier Energy Partners II, LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

RESPONSE:     We have revised the Registration Statement to disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by each of HighPeak Energy Partners I, LP, HighPeak Energy Partners II, LP, HighPeak Energy Partners III, LP, and Grenadier Energy Partners II, LLC. Please see pages 202 and 203 of Amendment No. 1.

Experts, page 209

37.	Expand your disclosure to reference the reserves report prepared by Netherland, Sewell & Associates, Inc. as of December 31, 2018 and filed as Exhibit 99.5.

RESPONSE:     We respectfully advise the Staff that the reserves report prepared by Netherland, Sewell & Associates, Inc. as of December 31, 2018 and filed as Exhibit 99.5 was referenced under the caption “Experts” on page 210 of the original filing of the Registration Statement. Such reference remains included on page 210 of Amendment No. 1.

Exhibits

38.

Please file Grenadier’s 10-year marketing agreement under which it sells all of the oil it produces to a third party and Form of Subscription Agreement to be entered into by HighPeak Energy and the PIPE Investors as exhibits to your registration statement, or tell us why you believe you are not required to do so. Refer to Item 601(b) of Regulation S-K.

Securities and Exchange Commission

January 10, 2020

RESPONSE:     We respectfully advise the Staff that Grenadier’s 10-year marketing agreement (the “Grenadier Marketing Agreement”) is not required to be filed as an exhibit to the Registration Statement because it is not a “material contract” as defined in Item 601(b)(10) of Regulation S-K. Specifically, as further discussed below, we advise the Staff that the Grenadier Marketing Agreement was entered into in the ordinary course of business and that our business following closing of the business combination will not be substantially dependent on the Grenadier Marketing Agreement. However, in response to the Staff’s comment we have revised the Registration Statement to provide supplemental disclosure regarding the key terms of the Grenadier Marketing Agreement. See page 161 of Amendment No. 1.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business  is material to the registrant. . .” Item 601(b)(10)(ii) of Regulation S-K states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be “deemed to have been made in the ordinary course and need not be filed” unless it falls within one of certain specified categories. A contract that falls within any such category must be filed as a material contract except where it is immaterial in amount or significance. Following the business combination, our ordinary course of business will involve the acquisition, development and production of oil, natural gas and NGL reserves. Our business will generate revenues from the sale of our oil and natural gas production and the sale of NGLs that are extracted from natural gas during processing.  Accordingly, the Grenadier Marketing Agreement, because it provides for the sale of oil production, ordinarily accompanies the kind of business that we conduct.

Of the categories of ordinary course contracts that are nevertheless required to be filed, we have determined that only the category described in Item 601(b)(10)(ii)(B) (“[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services”) is potentially applicable to the Grenadier Marketing Agreement. There is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement. We have determined that our business will not be substantially dependent on the Grenadier Marketing Agreement for the following reasons:

●

We will not be “substantially dependent” on the Grenadier Marketing Agreement following the business combination. We believe that if the Grenadier Marketing Agreement were to be terminated by either party, or if the counterparty were unable or unwilling to perform its obligations under the contract, that we would be able to enter into an agreement or agreements to sell such production to another third party or parties on substantially similar terms. There are a significant number of providers of such services in our areas of operation and we have already begun preliminary negotiations with certain of such providers regarding future oil and natural gas marketing arrangements.

●

We do not expect to sell the “major part” of our production pursuant to the Grenadier Marketing Agreement following the business combination. The Grenadier Marketing Agreement relates only to the Grenadier Assets and not to the HighPeak Assets that we will also acquire in the business combination. As of September 30, 2019, the Grenadier Assets consisted of only approximately 21,226 net acres, whereas the HighPeak Assets consisted of approximately 50,145 net acres. Production from the HighPeak Assets is currently sold under month-to-month contracts and is typically transported by truck. Following the business combination, we anticipate entering into a marketing agreement with a third party for the majority of our future oil production.

Securities and Exchange Commission

January 10, 2020

As a result of the factors discussed above, we do not believe the Grenadier Marketing Agreement is required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

With respect to the Subscription Agreement to be entered into between us and the PIPE Investors, we advise the Staff that we will file a form of such Subscription Agreement as an exhibit to a future amendment to the Registration Statement.

39.

The reserves reports, filed as Exhibits 99.2 through 99.7, do not appear to address all of the requirements of the report pursuant to Item 1202(a)(8) of Regulation S-K. Obtain and file revised reserves reports to address the following points.

●

The reserves reports, filed as Exhibits 99.2 through 99.7, should each state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission. Refer to Item 1202(a)(8)(i).

●

The reserve reports, filed as Exhibits 99.5 and 99.7, should each include a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report. Refer to Item 1202(a)(8)(iv).

RESPONSE:     We have revised Exhibits 99.2 through 99.7 accordingly. Please see Exhibits 99.2 through 99.7 to Amendment No. 1.

40.

The reserve report filed as Exhibit 99.5 refers to additional supplemental information, e.g., summary projections of reserves and revenue by reserves category along with one-line summaries of reserves, economics, and basic data by lease, not included with the report. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove the reference if you do not intend to include this supplemental information.

RESPONSE:     We have revised Exhibit 99.5 to the Registration Statement to remove the reference to additional supplemental information. Please see Exhibit 99.5 to Amendment No. 1.

General

41.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

January 10, 2020

RESPONSE:     We acknowledge the Staff’s comment and respectfully advise the Staff that we have not presented any written communications to investors in reliance on Section 5(d) of the Securities Act. However, we have provided certain information to investors in the form of the investor presentation filed as part of our Form 425 filed with the Commission on November 27, 2019 (the “Investor Presentation”). We have provided substantially similar disclosures as those contained in the Investor Presentation to certain of the prospective PIPE Investors. However, such communications were made as part of a private offering expected to be completed in reliance on Rule 4(a)(2) under the Securities Act and not pursuant to the Registration Statement, and accordingly such communications were not made in reliance on Section 5(d) of the Securities Act.

Verbal comments received from the Staff via telephone recording on December 30, 2019

42.

The Registration Statement cover page indicates that the Company has elected not to use the extended transition period for complying with the new revised financial accounting standard allowed under Section 107(b)(2) of the JOBS Act. However, the risk factor on page 55 and disclosure elsewhere indicates that the Company has elected to use the extended transition period. We request that the Company revise to make the disclosures consistent.

RESPONSE:     In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 1 to be consistent with the risk factor on page 55 and relevant disclosure elsewhere indicating the Company has elected to use the extended transition period.

43.

In the Certain U.S. Federal Income Tax Considerations on page 116, we would request that you revise your heading to remove the use of the term “certain.” We refer you to Section 3(c)(1) of the Staff Legal Bulletin No. 19.

RESPONSE:     In response to the Staff’s comment, we have revised the heading on page 116 of Amendment No. 1 to read “U.S. Federal Income Tax Considerations,” and have made conforming changes to all references thereto contained therein.

44.

With respect to the disclosure under information about the “anticipated executive officers and directors upon the closing of the business combination” on page 185, we would request that you revise Mr. Hightower’s biographical sketch to disclose any directorships he holds. If he holds any in this regard, we note that his Bloomberg profile indicates that he may currently be a director of JP Morgan Chase Bank.

RESPONSE:     We advise the Staff that Mr. Hightower does not currently hold, and has not during the last five years held, any directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

45.

In the Exhibit Index, we note a reference to 601(b)(2) of Regulation S-K. If you’re relying on Item 601(a)(5) to omit schedules or similar attachments to your exhibits, we would request that you revise that as appropriate.

RESPONSE:     In response to the Staff’s comment, we have revised the Exhibit Index to refer to Item 601(a)(5).

*     *     *     *     *

Securities and Exchange Commission

January 10, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact G. Michael O’Leary at (713) 220-4360 or Taylor E. Landry at (713) 220-4458, each of Hunton Andrews Kurth LLP.

Very truly yours, HIGHPEAK ENERGY, INC.

By:	/s/ Jack Hightower
Name:	Jack Hightower
Title:	Chairman and Chief Executive Officer

Enclosures

cc:	Steven Tholen, HighPeak Energy, Inc.

G. Michael O’Leary, Hunton Andrews Kurth LLP

Taylor E. Landry, Hunton Andrews Kurth LLP

Sarah K. Morgan, Vinson & Elkins L.L.P.